     Exhibit 99.5
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Appointments
Paris, March 10, 2008 - Effective March 1, Jean-Jacques Guilbaud, currently President of Human Resources and Corporate Communications, is appointed Chief Administrative Officer. He is also a member of the Executive Committee.
Effective the same date, François Viaud, currently Senior Vice President, Human Resources and Corporate Communications, Total Exploration & Production, is appointed Senior Vice President, Human Resources and member of the Management Committee.

Jean-Jacques Guilbaud, 55, has an undergraduate degree in sociology and a postgraduate degree in public law. He joined Total in 1981 as a legal advisor specializing in labor law, was appointed Industrial Relations Manager in 1985, and was named Real Estate Asset Manager in 1991. After stints as Assistant General Manager of the Normandy refinery in 1994 and Vice President, Human Resources in 1996, he was appointed Senior Vice President, Human Resources and Corporate Communications and member of the Management Committee in April 1998. He was named Senior Vice President, Human Resources and Corporate Communications of TotalFina in 1999 and of TotalFinaElf in 2000 and President, Human Resources and Corporate Communications of Total in 2003.

François Viaud, 53, is a graduate of France’s Ecole Polytechnique and Ecole Nationale Supérieure du Pétrole et des Moteurs (IFP School) engineering schools. He began his career in 1978 as a drilling engineer at Elf Aquitaine, with stints in France, Oman, Norway and Guatemala. In 1983, he moved to the reservoir engineering team in France, before being appointed Reservoir Engineering Manager in Norway in 1988. Beginning in 1991, he held Operations Manager positions in Elf’s Exploration & Production subsidiaries in the United Kingdom, Angola and the Congo. In 1996, he was appointed Managing Director of Elf Nigeria, and in 2000, President and CEO of TotalFinaElf E&P USA. Since 2002, François Viaud has been Senior Vice President, Human Resources and Communication at Total Exploration & Production.
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com